Steven M. Skolnick
Partner

1251 Avenue of the Americas
New York, New York 10020
T 646-414-6947
F 646-422-6947
sskolnick@lowenstein.com

January 21, 2014

Via Fedex

Jeffrey P. Riedler

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Matinas BioPharma Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 20, 2013 CIK No. 0001582554

Dear Mr. Riedler:

On behalf of Matinas BioPharma Holdings, Inc. (the “Company”), we are hereby responding to the letter, dated January 6, 2014 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s amended confidential draft Registration Statement on Form S-1, submitted on December 23, 2013 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing the Registration Statement with the Commission today (the “Public Filing”).

For ease of reference, set forth below are the comments of the Staff with respect to the amended Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the amended Registration Statement unless defined herein.

Jeffrey P. Riedler	January 21, 2014

The Company has authorized us to respond to the Comment Letter as follows:

General

1.            Please refer to prior comment 2. As previously requested, please provide the financial statements of the registrant, Matinas BioPharma Holdings, Inc. Refer to Rules 3-01 and 3-02 of Regulation S-X.

As discussed with the Staff, the Company does not need to provide any further information. Please see the Company’s response to Comment 9 for further clarity on the accounting for the merger transaction.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Stock-Based Compensation, page 40

2.            Please refer to prior comment 9 and address the following:

•	As previously requested please update your discussion to include a table that discloses the terms of all equity issuances, including warrants, common stock, and preferred stock through the date of effectiveness.

•	Where applicable as it pertains to the preceding bullet provide in the filing an analysis of the valuation method and assumptions used to determine the fair value of the equity issuances.

•	As a reminder, please disclose any equity issuances made up to the date of filing and disclose the reasons for differences between the fair value used for these equity issuances and your anticipated IPO price. Please note that we are deferring a final evaluation of stock compensation and other costs recognized until the amendment containing your estimated offering price is filed.

The Company revised the table on page 40 that discloses the outstanding stock options to include the term, vesting and their fair value at the date of grant. The assumptions used to compute the fair value of the options are included in the table below the option activity table on page 40. As discussed with the Staff, the Company does not need to provide any further information at this time. As discussed with the Staff, the Company confirms that it will update such table for any future stock-based compensation awards through the effective date of the Registration Statement.

Jeffrey P. Riedler	January 21, 2014

In response to the second and third bullet points, as discussed with the staff, we are not contemplating an Initial Public Offering, but rather the Company is registering shares sold in previous placements of its stock. The valuation of the Company’s common stock was based principally upon the sale of securities to third parties as discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources

Cash Flows, page 45

3.            Your tabular disclosure for nine months ended September 30, 2012 does not agree to the financial statements. Please advise.

The Company has changed the tabular disclosure on page 45 to match the financial statements.

Business

Overview, page 48

4.            We note your response to our prior comment 10 and reissue the comment. In particular, we note your disclosure regarding “management’s experience working on pharmacological formulation, evaluation and clinical development in the field of lipid science.” Please expand the discussion to describe the particular members of management that you are referring to and their specific background experience relevant to lipid science.

In response to the Staff’s comment, the Company revised the disclosure in the Public Filing to describe the particular members of management and their specific background experience relevant to lipid science on page 48 and elsewhere.

Currently Available Treatment Options and Market Opportunity, page 49

5.            We note your response to our prior comment 5 and reissue the comment in part. On this page, you disclose that omega-3 fatty acid based products “have been proven to…reduce the rate of adverse cardiovascular events in humans at high risk for such events.” However, in this regard, we note that both Lovaza and Vascepa, which you reference on this page, contain the following statement on their labels under “limitations of use”: “The effect of LOVAZA/VASCEPA on cardiovascular mortality and morbidity in patients with elevated triglycerides/severe hypertriglyceridemia has not been determined.” Please include in your discussion the fact that at least two potential competitors are required to include this limitation of use on the labels for their products. In addition, please revise the statement referenced above on page 49 that omega-3 fatty acid based products “have been proven” to reduce cardiovascular morbidity in humans to eliminate the suggestion that omega-3 has been proven to reduce cardiovascular morbidity. Finally, please remove the remaining reference to “the proven benefits of omega-3 fatty acids” on page F-27.

Jeffrey P. Riedler	January 21, 2014

In response to the Staff’s comment, the Company revised the disclosure in the Public Filing to remove reference to proven benefits or proven outcomes and highlighted certain clinical studies generally supporting the use of omega-3 fatty acids on the pages indicated and elsewhere as needed. In light of the revised disclosure, the Company does not believe it is necessary or appropriate to discuss any limitations of use on the labels for any competitive product, given that such limitations are related to a specific product profile, development program and subsequent negotiations with the FDA.

Plan of Distribution, page 94

6.            We note your response to our prior comment 19 and reissue the comment in part. Please disclose in this section that all selling stockholders who are also broker-dealers are rather than “may be” underwriters.

In response to the Staff’s comment, the Company revised the disclosure in the Public Filing to indicate that all selling stockholders who are also broker-dealers are underwriters.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit), page F-5

7.            Please refer to prior comment 21. Please disclose the individual costs comprising the $2.4 million of private placement issuance costs offset against additional paid-in capital. Also, quantify the costs expensed to date for your initial public offering.

The $ 2.4 million private placement issuance cost was  comprised of $1.5 million Placement Agent fees, $450,000 Placement Agent Expense Allowance, $425,000 outside legal fees and other costs directly and incrementally attributable to the private placement funds raised and therefore has been reflected as an offset against paid in capital.

Through December 31, 2013, the Company has incurred approximately $248,000 in registration related costs, which have been included in General and Administrative expenses since it is not directly attributable to funds raised. This amount is comprised of $160,000 in external legal costs and $88,000 in external accounting costs. Through September 30, 2013, such costs amounted to approximately $57,000.

For clarity, in the Public Filing,, the Company has included additional disclosure to Note D under the 2013 Private Placement section.

Jeffrey P. Riedler	January 21, 2014

Notes to Consolidated Financial Statement

Note D, Financing Transactions – Principally Related Party Transactions, page F-13

8.            Please refer to prior comment 23. You disclose that the former owners of Matinas BioPharma, Inc. hold approximately 28.5% of your issued shares. Please identify the parties that hold the other 71.5% of your issued shares and tell us whether they are related to the former owners of Matinas BioPharma Holdings and if so, the nature of these relationships.

Immediately after completion of the 2013 Private Placement, 71.5% of the outstanding common stock was held by two groups (i) purchasers of the 7,500,000 shares of common stock and warrants to purchase an aggregate of 3,750,000 shares of common stock at formation (the “$0.10 units”) (approximately 23.8% of the aggregate common stock holdings) and (ii) the purchasers of the 2013 Private Placement (approximately 48% of the aggregate common stock holdings), including Mr. Herbert Conrad, the Chairman of the Board, who was the only former stockholder of Matinas BioPharma, Inc. (“Matinas BioPharma”) to participate in the Private Placement. Mr. Conrad purchased one unit in the 2013 Private Placement at the full offering price ($250,000), which consisted of 250,000 common shares and 125,000 warrants. Mr. Conrad owns approximately 1.7% of the securities sold in the 2013 Private Placement.

As noted in Comment 8, the stockholders of Matinas BioPharma prior to the merger of Matinas BioPharma Holdings, Inc. (“Holdings”) and Matinas BioPharma hold the remaining 28.5% of the aggregate outstanding common stock after the completion of the Private Placement.

In addition, as detailed in Note D – Warrant Private Placement, Mr. Conrad also purchased 500,000 Private Placement Warrants upon the first closing of the private placement round, and as detailed in Note D – Formation, Mr. Adam Stern purchased 250,000 Private Placement Warrants.

For clarity, the Company updated the disclosure in Note D in the Public Filing.

9.           As previously requested in prior comment 23, tell us how the voting agreement, discussed on page 78, affected your decision as the accounting acquirer in this merger and how warrants issued to the former shareholders of Matinas BioPharma, Adam Stern and the shareholders of Holdings, Inc. affected your conclusion as to the degree of control to be held by the former owners of Matinas BioPharma, Inc. and your conclusion that recapitalization accounting treatment was appropriate. In addition, please explain to us how you restated capital and earnings per share in accordance with the exchange ratio established in this merger. Refer to ASC 805-40 and any other technical guidance upon which you relied.

Jeffrey P. Riedler	January 21, 2014

The Company acknowledges the Staff’s comments with respect to the accounting for the merger and recapitalization. The Company applied the provisions discussed in ASC 805-10-55-11 through 55-15 when evaluating the definition for reverse acquisition.

The Company has arrived at such conclusion based on the following facts:

-	The formation of the Company was solely for the purpose to effect the 2013 Private Placement.
-	Upon completion of the Merger, all of the former shareholders of Matinas BioPharma exchanged their shares for a 28.6% of the outstanding common shares and 9.9% of the outstanding warrants to acquire 1,500,000 (includes 500,000 Private Placement Warrants purchased by Mr. Conrad) shares of common stock of the Company immediately following completion of the Merger and the 2013 Private Placement. The purchasers of the $0.10 units held 23.8% of the outstanding shares of common stock and 26.3% of the outstanding warrants immediately following completion of the Merger and the 2013 Private Placement. The remaining percentage of the outstanding shares and warrants are held by purchasers in the 2013 Private Placement.
-	The former management of Matinas BioPharma (including the President, Chairman of the Board, and all other members of management) became the senior management of Holdings.
-	Four out of five board members of Holdings are former board members of Matinas BioPharma, including Herb Conrad, Chairman of the Board. The one other board member, Adam Stern, was appointed by Aegis.

Accordingly, the Company determined that the Company is the accounting acquiree in this transaction. However, since the Company had no operations or assets (other than cash) prior to the Merger, no financial statement is required for the Company. In the Public Filing, the Company also revised its Statement of Stockholders’ Equity and footnotes based on the guidance in ASC 805-40-45 to better reflect the continuation of the financial statements of Matinas BioPharma (legal acquiree and accounting acquirer). The Company has included a revised Note D to the financial statements in the Public Filing.

10.          Please refer to prior comment 25. As previously requested, for the 2013 Private Placements, tell us the percentage of stock sold to related parties.

In the 2013 Private Placements, the Company sold approximately 1.7% of the securities to related parties, namely Mr. Conrad as discussed above in the Company’s response to Comment 8.

Jeffrey P. Riedler	January 21, 2014

11.          Please refer to prior comment 26. You recognized a discount of $1,400,491 for equity issuances related to the formation of holdings and a discount of $216,632 offered to Herb Conrad as deemed dividends, but you recognized a discount of $108,316 offered to Adam Stern as compensation expense. Please disclose and tell us how you determined the fair value of each instrument and refer us to the technical guidance upon which you based this accounting treatment. Also, tell us why the accounting for Mr. Stern’s discount differed from the others.

The Company respectfully acknowledges the Staff’s comment on the discounts previously recognized for (1) the equity issuances related to the formation of holdings of $1,400,491, (2) warrant private placement to Herb Conrad of $216,632, and (3) warrant offered to Adam Stern of $108,316. Upon further consideration, the Company determined that the previously reported deemed dividend accounting was a misinterpretation of ASC 505-20-25 on stock dividend. Therefore, the Company has revised its Statement of Stockholders’ Equity and footnote disclosure in the Public Filing to reflect the sale of the shares and the warrants at the amounts received with no further allocation between equity accounts. Please also refer to the revised Note D to the financial statements in the Public Filing.

With respect to the 250,000 warrants offered and sold to Adam Stern for the purchase of 250,000 shares of the Company’s common stock at $2.00 exercise price per share, for which he paid $10,000 (at a purchase price of $0.04 per warrant) (the “Formation Warrants”), the Company concluded that the nature and purpose of such discount offering is entirely compensatory for his advisory and consulting services performed in connection with the series of contemporaneous transactions related to the formation, merger and private placement. Accordingly, the Company recorded the excess portion of the fair value of these warrants over cash proceed in the amount of $108,316 in general and administrative expenses in accordance with ASC 805-10-25. The fair value of these warrants (approximately $0.47 per warrant) were determined using a Black Scholes model with a set of assumptions that were consistent with the calculation of the Company’s share based compensation described in Note G of the footnote to the September 30, 2013 financial statement and recapped below:

Volatility 81.06%

Risk-free interest rate 1.85% - 2.15%

Dividend yield 0.0%

Expected life 5.0 years

Jeffrey P. Riedler	January 21, 2014

12.          Please refer to prior comment 27. You plan to record the impact of the strike price resetting for all outstanding stock options in October 2013, which was based on an independent valuation at September 1, 2013. Please quantify the impact of this strike price resetting and explain your basis for determining the timing of this accounting treatment.

In response to the Staff’s comment, the Company respectfully advises the Staff that all of the stock options issued in August 2013, which had a strike price of $0.79, were cancelled and reissued in October 2013.  The original issuance of the stock options with a strike price of $0.79 was based upon management’s internal estimate of the fair value of the underlying shares in July 2013.  In arriving at this fair value estimate, management had calculated the fair value of the warrant and shares principally using a Black-Scholes methodology and a review of public competitor valuations.  Concurrent with the options issuance, the Company engaged a third valuation firm to perform a formal valuation study. The valuation report, dated as of September 1, 2013, was not finalized until September 16, 2013. The valuation firm principally utilized the actual securities sold to third parties in the Private Placement as a key input into their valuation model, and the fair value of the common stock was determined to be $0.94 per share.   Upon receipt of the report, and given that the strike price was below the estimated fair value for the underlying shares as set forth in the valuation report, the Company determined that the strike price for the recently issued options required modification. The Board of Directors approved the cancellation and reissuance of the stock options on October 3, 2013.

The appropriate accounting for the cancellation of the August 2013 options and the subsequent reissuance of the same number of options to the same persons in October 2013 is addressed in ASC 718-20-35-8, which states:

“Cancellation of an award accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a modification of the terms of the cancelled award. (The phrase offer to grant is intended to cover situations in which the service inception date precedes the grant date.) Therefore, incremental compensation cost shall be measured as the excess of the fair value of the replacement award or other valuable consideration over the fair value of the cancelled award at the cancellation date in accordance with paragraph 718-20-35-3. Thus, the total compensation cost measured at the date of a cancellation and replacement shall be the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date plus the incremental cost resulting from the cancellation and replacement.”

In the Company’s fact pattern, there is no incremental compensation to record in October 2013 because the options issued in October had a higher strike price than the original options issued in August. Because of this increase in strike price, the fair value of the replacement award on the cancellation date is lower because of the intrinsic value inherent in the fair value of the cancelled options on the cancellation date (i.e. $0.94 minus $0.79).

Jeffrey P. Riedler	January 21, 2014

Although the cancellation and reissuance of the options in October 2013 will not result in incremental costs to be expensed over the life of the options, the receipt of a valuation analysis that considered recent sales of the Company’s shares around the same time as the issuance of the options did result in the Company having to reconsider the total compensation cost to be amortized to expense over the requisite service period. Specifically, because the options were issued with a strike price of $0.79 during a period when the fair value of the underlying shares was $0.94, the options were issued below market. This will result in total compensation cost to be recorded over the requisite service period in the amount of approximately $1,252,000. Pursuant to ASC 718-20-35-8, this total compensation cost to be amortized over the requisite service period is not effected by the subsequent cancellation and reissuance of the options and will therefore continue over approximately the next three years. The Company’s financial statements for the nine-months ended September 30, 2013 were not adjusted to reflect this additional required amortization because it was less than $3,000, and is considered immaterial to the financial statements taken as a whole.

For clarity, the Company has added disclosure to the “Financial Operations Overview”, sub- section, “Stock-Based Compensation), of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note J to the Company’s financial statements for the period ended September 30, 2013:

13.          Please refer to prior comment 28. Please describe the terms governing the exercise of outstanding warrants, particularly those “certain events” that trigger future exercise price adjustment. Also, describe those “provisions which require liability accounting under ASC 815” that you have concluded did not exist in the terms governing these instruments.

As discussed in Note F to those financial statements, the warrants are exercisable immediately upon issuance and have a five year term. As of September 30, 2013, there were warrants outstanding to purchase an aggregate of 15,250,000 shares of common stock at an exercise price ranging from $1.00 to $2.00. All of the outstanding warrants were issued in the third quarter of 2013. In each of the warrant agreements, there is a clause which provides for the adjustment of the exercise price for standard anti-dilution provisions, as that term is defined in the ASC.  Specifically, the events which could trigger the change in the exercise price are (1) subdivision of combination of stock (i.e. stock split or stock dividend) (2) dividends in stock or property (i.e. spin-off) or (3) reorganization, reclassification, consolidation, merger or sale (i.e. an “Organic Change”).  These provisions are discussed in ASC 815-40-55-42 and 55-43, which state:

Jeffrey P. Riedler	January 21, 2014

55-42. This Example illustrates the application of the guidance beginning in paragraph 815-40-15-5. Entity A enters into a forward contract to sell 100 shares of its common stock for $10 per share in 1 year. Under the terms of the forward contract, the strike price of the forward contract would be adjusted to offset the resulting dilution (except for issuances and repurchases that occur upon settlement of outstanding option or forward contracts on equity shares) if Entity A does any of the following:

a. Distributes a stock dividend or ordinary cash dividend
b. Executes a stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend
c. Issues shares for an amount below the then-current market price
d. Repurchases shares for an amount above the then-current market price.

The contractual terms that adjust the forward contract’s strike price are eliminating the dilution to the forward contract counterparty that would otherwise result from the occurrence of those specified dilutive events. The adjustment to the strike price of the forward contract is based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares; it does not adjust for the actual change in the market price of the underlying shares upon the occurrence of those events, which may increase or decrease for other reasons.

55-43  The forward contract is considered indexed to Entity A's own stock based on the following evaluation:

a. Step 1. The instrument does not contain an exercise contingency. Proceed to Step 2.

b. Step 2. The only circumstances in which the settlement amount will not equal the difference between the fair value of 100 shares and $1,000 ($10 per share) are upon the occurrence of any of the following:

1. The distribution of a stock dividend or ordinary cash dividend

2. The execution of a stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend

3. The issuance of shares for an amount below the then-current market price

4. The repurchase of shares for an amount above the then-current market price.

Jeffrey P. Riedler	January 21, 2014

An implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events). Therefore, the only variables that could affect the settlement amount in this example would be inputs to the fair value of a fixed-for-fixed option on equity shares.

Based on the above, the three provisions contained in the warrant agreements do not preclude the warrants from meeting the exception in ASC 815-10-15-74 as the warrants are indexed to the Company’s own stock and the warrants are properly classified in stockholder’s equity. As to the second criteria in ASC 815-10-15-74, “classified in stockholder’s equity”, the Company has analyzed the provisions of 815-40-25-1 through 815-40-25-43 and found that the warrants meet all of the criteria for equity classification.

Given the above analysis, the Company concluded the warrants meet the exception in ASC 815-10-15-74 and therefore are not considered derivatives for purposes of ASC 815. Further, the Company concluded the warrants are properly classified as permanent equity.

For clarity, the Company added disclosure to Footnote F to the financial in the Public Filing.

Any questions regarding the contents of this letter should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

Steven M. Skolnick

SMS:slf

26503/5

1/21/14 28283468.4

Enclosure(s)

cc:	Roelof Rongen
Jerome Jabbour